SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INFINITY CROSS BORDER ACQUISITION CORPORATION

(Name of Subject Company (Issuer))

Infinity I-China Fund (Cayman), L.P.

Infinity I-China Fund (Israel), L.P.,

Infinity I-China Fund (Israel 2), L.P. and

Infinity I-China Fund (Israel 3), L.P.

(Names of Filing Persons (Offerors))

Warrants to Purchase Ordinary Shares, no par value

(Title of Class of Securities)

G4772R119

(CUSIP Number of Class of Securities)

Amir Gal-Or

c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023
011-972-3-607-5170

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$3,450,000	$444.36

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 5,750,000 Warrants to purchase ordinary shares, no par value, at the tender offer price of $0.60 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $444.36	Filing Party: Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P.
Form or Registration No.: Schedule TO-I	Date Filed: January 14, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P. (collectively referred to as the “Purchasers”, “we”, “us” or “our”), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2014 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 2, relates to the offer to purchase for cash up to 5,750,000 of the warrants of Infinity Cross Border Acquisition Corporation (the “Company” or “Infinity”), each to purchase one ordinary share, no par value (the “Warrants”), at a price of $0.60 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $3,450,000. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated January 14, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer expires at 11:59 p.m. New York City Time, on March 17, 2014, unless the Offer is extended.

This Amendment No. 2 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 2 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

On February 6, 2014, the Company and Glori Energy Inc. (“Glori”) issued a press release announcing that Glori had entered into an agreement to acquire producing oil assets in Coke Field and other operated production in Wood County, Texas from Petro-Hunt LLC (“Petro-Hunt”) for $40 million (the “Transaction”). The Purchasers will include additional information regarding the Transaction and Petro-Hunt in a subsequent amendment to the Schedule TO. A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(D)	Press Release, dated February 6, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

Infinity I-China Fund (Cayman), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

Infinity I-China Fund (Israel), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

Infinity I-China Fund (Israel 2), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

Infinity I-China Fund (Israel 3), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated January 14, 2014.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Investor Presentation dated January 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(B)	Press Release, dated January 8, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(C)*	Press Release, dated February 3, 2014.
(a)(5)(D)**	Press Release, dated February 6, 2014.
(d)(1)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(2)	Warrant Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(3)	Merger and Share Exchange Agreement, dated January 8, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(4)	Form of Amendment No. 1 to Warrant Agreement between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

**Filed herewith.